Exhibit 12

THE HOME DEPOT, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio data)

	Fiscal Year (1)
	2012	2011	2010	2009	2008
Earnings From Continuing Operations Before Income Taxes	$7,221	$6,068	$5,273	$3,982	$3,590
Less: Capitalized Interest	(3)	(3)	(3)	(4)	(20)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	298	280	278	277	286
Interest Expense	635	609	533	680	644
Adjusted Earnings	$8,151	$6,954	$6,081	$4,935	$4,500
Fixed Charges:
Interest Expense	$635	$609	$533	$680	$644
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	298	280	278	277	286
Total Fixed Charges	$933	$889	$811	$957	$930
Ratio of Earnings to Fixed Charges(2)	8.7x	7.8x	7.5x	5.2x	4.8x

(1)
Fiscal years 2012, 2011, 2010, 2009 and 2008 refer to the fiscal years ended February 3, 2013, January 29, 2012, January 30, 2011, January 31, 2010 and February 1, 2009, respectively. Fiscal year 2012 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes) + (fixed charges) - (capitalized interest)
(fixed charges)